FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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 1. Name and Address of Reporting Person *

Yoseloff   Mark   Lawrence

(Last)            (First)              (Middle)

1106 Palms Airport Drive

(Street)

Las Vegas  NV  89119

(City)       (State)          (Zip)

*  If the Form is filed by more than one Reporting     Person, see Instruction 4(b)(v).

2. Issuer Name and Ticker or Trading Symbol SHUFFLE MASTER, INC. (SHFL) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) April 10, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

      10% Owner

  X  Officer (give title below)

      Other (specify below)

CEO

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/10/03		M		20,000	A	$4.6667		Direct
Common Stock*	04/10/03		S		20,000	D	$20.2634		Direct
								110,340

*All sales made pursuant to Stock Sales Plan dated March 17, 2003 entered into pursuant to the requirement of Rule 10b5-1 adopted pursuant to the Securities Exchange Act of 1934, as amended.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options	$4.6667	04/10/03		M			20,000	8/29/99	8/21/06	C/S	20,000	$4.6667		Direct
													685,003

Explanation of Responses:

/s/ Jerome R. Smith Jerome R. Smith, Attorney In Fact ** Signature of Reporting Person	April 10, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002